EXHIBIT 1

Global Sources Press Contact in Asia: Camellia So Tel: (852) 2555-5021 e-mail: cso@globalsources.com	Global Sources Investor Contact in Asia: Eddie Heng Tel: (65) 6547-2850 e-mail: eheng@globalsources.com

Global Sources Press Contact in U.S.: James W.W. Strachan Tel: (1 602) 978-7504 e-mail: strachan@globalsources.com	Global Sources Investor Contact in U.S.: Moriah Shilton & Cathy Mattison Lippert/Heilshorn & Associates, Inc. Tel: (1 415) 433-3777 e-mail: cmattison@lhai.com

Global Sources Announces Bonus Share Issue

NEW YORK, March 5, 2007— Global Sources Ltd. (NASDAQ: GSOL) today announced a one for ten bonus share issue on Global Sources’ outstanding common shares. Shareholders of record on March 16, 2007 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on or about April 16, 2007.

The company expects to release results for the fourth quarter and year-end 2006 before the market opens on March 6, 2007. Chairman and CEO, Merle A. Hinrichs, is scheduled to conduct a conference call at 8:00 a.m. EST on March 6, 2007 (9:00 p.m. on March 6, 2007 in Hong Kong) to review these results in more detail. For details and dial-in numbers of the conference call, visit

http://www.corporate.globalsources.com/INFO/PRESS/2007/FEB15.HTM

About Global Sources

Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 560,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 1.8 million products and more than 150,000 suppliers annually through 13 online marketplaces, 11 monthly magazines, over 100 sourcing research reports and nine specialized trade shows which run 22 times a year across seven cities. Suppliers receive more than

10 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 36 years. In mainland China it has over 1,600 team members in 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.